   

Holly

Re: SAFE

Joshua    Mon, Jan 13, 2025 at 8:17 PM
To: Holly
Cc: Kerri

Kerri,

 Checking in to see if had a chance to look at this platform? If so, you have any questions? Stoked to have yall on the team!!

Best regards,
Josh Jancewicz
Founder | Donna's Pickle Beer
www.donnaspicklebeer.com

On Sat, Jan 11, 2025 at 4:37 PM Holly   wrote:
> Hi Kerri,
>
> Thanks again for your patience over the last few days. I'm excited to let you know that we were approved to kick off our WeFunder campaign today. This is a platform that I mentioned to Eli when we spoke last.
>
> You can find our page here and make your investment online. The terms are exactly the same as our paper SAFE, the only difference is that we're offering swag at different levels of investment. Though, let's be honest, you would have got some anyways :) To provide some additional information, you are the first person we're sending it to. We have to raise 50k on the platform before finalizing the legal process and opening it to a much broader audience - we're confident this won't be an issue.
>
> The process should be mostly self-explanatory, but please do let me know if you have any questions. Happy to help however I can. Also, thank you so much for believing in Donna's!
>
> Best,
> Holly
>
> On Wed, Jan 8, 2025 at 11:27 AM Kerri   > wrote:
>> Thank you so much Josh and Holly! Looking forward to it!!
>>
>>
>> Sincerely,
>>
>> Kerri Kofod
>>
>>
>>> On Jan 7, 2025, at 8:16 PM, Joshua   > wrote:
>>>
>>>
>>> Holly,
>>>
>>> Meet Kerri, Eli's significant other. Can you send her the SAFE in her name for $25k please? Thanks.
>>>
>>> Kerri! This should be very straight forward but let me know if you have any questions or concerns.
>>>
>>> Best regards,
>>> Josh Jancewicz
>>> Founder | Donna's Pickle Beer
>>> www.donnaspicklebeer.com

\--
Holly

www.donnaspicklebeer.com